VF 8-5-02

OMB APPROVAL	
OMB Number	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response	... 12.00

02023495

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 6 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45224

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DBC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Executive Drive
(No. and Street)

West Orange (City) New Jersey (State) 07052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

PROCESSED
AUG 0 7 2002
THOMSON
FINANCIAL

400 South Hope Street (Address) Los Angeles (city) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 8-5-02

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBC Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBC Securities, Inc.

(A wholly-owned subsidiary of
Interactive Data Corporation)
Financial Statements and
Supplementary Information
For the Eighteen Months Ended
December 31, 2001

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Table of Contents and Additional Information
December 31, 2001

Report of Independent Accountants

To the Board of Directors and Stockholder of
DBC Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of DBC Securities, Inc. ("the Company") at December 31, 2001, and the results of its operations and its cash flows for the eighteen months then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 2 to the financial statements, the Company has significant transactions with its parent.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 19, 2002

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Statement of Financial Condition

	December 31, 2001
Assets	
Cash	$ 25,000
Commissions Receivable	16,677
Total assets	$ 41,677
Liabilities and stockholder's equity	
Due to Affiliates	$ 16,677
Stockholder's equity	
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	77,656
Retained earnings (Accumulated Deficit)	(52,756)
Total stockholder's equity	25,000
Total liabilities and stockholder's equity	$ 41,677

The accompanying notes are an integral part of these financial statements.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Statement of Income
For the Eighteen Months Ended December 31, 2001

Revenues:	
Commission revenue	$ 423,712
Expenses:	
Bad Debt Expense	143,112
Research expenses	367,512
Net loss	$ (86,912)

The accompanying notes are an integral part of these financial statements.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Statement of Changes in Stockholder's Equity
For the Eighteen Months Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2000	$ 100	$119,768	$ 34,156	$154,024
Dividend	-	(42,112)		(42,112)
Net loss	-	-	(86,912)	(86,912)
Balance, December 31, 2001	$ 100	$ 77,656	$ (52,756)	$ 25,000

The accompanying notes are an integral part of these financial statements.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Statement of Cash Flows
For the Eighteen Months Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (86,912)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	129,024
Net cash provided by operating activities	42,112
Cash flows from financing activities:	
Dividend	(42,112)
Net cash used by financing activities	(42,112)
Net decrease in cash	-
Cash at beginning of year	25,000
Cash at end of year	$ 25,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

DBC Securities, Inc. (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Interactive Data Corporation ("IDC"), formerly known as Data Broadcasting Corporation, a securities information processor as defined under Section 3(a)(22)(A) of the Securities Exchange Act of 1934.

The Company has an agreement with Wall Street Access ("WSA"), an unaffiliated registered broker-dealer and a New York Stock Exchange member firm, to act on behalf of the Company's customers. Under the agreement, the Company receives commissions based upon the trading volume of customers introduced to WSA.

The Company does not receive customer orders, handle customer securities or funds, or execute or clear transactions. IDC customers transact business through WSA.

Income Taxes

Under a tax sharing agreement with the Company, IDC has agreed to pay all tax liabilities owed by the Company. For the period from July 1, 2000 to December 31, 2001, approximately $35,413 of income tax benefit was not accrued by the Company.

Change in Fiscal Year

The company changed its fiscal year effective June 30, 2001 to end on December 31.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

IDC customers may instruct third parties to make payment to the Company for IDC data research services. Such payments are recorded as commission revenue by the Company when received, and in turn are paid to IDC and recorded as research expenses. For the eighteen months ended December 31, 2001, commission revenue and research expenses each include $364,947 from such transactions.

Under an agreement between the Company and IDC, all operating expenses of the Company are borne by IDC. Registration fees, insurance premiums, audit fees, income taxes, and miscellaneous expenses totaling $26,667 were incurred by IDC on behalf of the Company for the eighteen months ended December 31, 2001.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2001, the Company's net capital was $25,000, which exceeded the minimum net capital requirement by $20,000. The Company's ratio of aggregate indebtedness to net capital was .68 to 1 at December 31, 2001.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 — **Supplementary Schedule I**

	December 31, 2001
Total ownership equity	$ 25,000
Non-allowable assets and deductions:	-
Net capital under SEC rule 15c3-1	25,000
Less - Minimum net capital requirement	5,000
Net capital in excess of minimum requirement	$ 20,000
Aggregate indebtedness	$ 16,677
Ratio of aggregate indebtedness to net capital	0.68

There are no differences between the above computation of net capital and the corresponding computation prepared by DBC Securities, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 **Supplementary Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the dealing broker or dealer, and does not otherwise hold funds or securities of customers.

Report of Independent Accountants On Internal Control
Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
DBC Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DBC Securities, Inc. (the "Company") for the eighteen months ended December 31, 2001, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures, followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2002